BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT
Under Section 81 (1) of the Securities Act and Section 151 of the Securities Rules

Item 1: Reporting Issuer

WESTERN SILVER CORPORATION
2050 – 1111 West Georgia Street
Vancouver, B.C.
V6E 4M3

Item 2: Date of Material Change

May 1, 2006.

Item 3: Press Release

The date of the press release issued pursuant to section 85(1) of the Act with respect to the material change disclosed in this report is May 1, 2006. The press release was issued in Vancouver, British Columbia through the facilities of CCN Matthews and through Canada Stockwatch.

Item 4: Summary of Material Change

Western Silver shareholders vote in favour of Glamis Gold transaction.

Item 5: Full Description of Material Change

Western Silver Corporation (TSX: WTC; AMEX: WTZ) announced that the Plan of Arrangement between Western Silver and Glamis Gold Ltd. (NYSE, TSX: GLG) has been overwhelmingly approved by more than 99% of votes cast by the Western Silver shareholders at a special meeting held today in Vancouver, Canada.

Final court approval of the Arrangement will be sought on May 2, 2006. Assuming that approval is received, it is expected that the transaction will be completed on May 3, 2006 and the shares of Western Silver will cease to trade on the Toronto Stock Exchange ("TSX") and the American Stock Exchange on or about May 4, 2006. Any shareholders who have purchased Western Silver shares prior to that time will receive, for each Western Silver share held, 0.688 shares of Glamis Gold and one share of Western Copper Corporation, a newly created company which will hold the Carmacks Copper Project, an early-stage exploration project in Mexico and approximately $38 million in cash.

Information with respect to Western Copper Corporation can be found in the information circular prepared for the meeting, and in a technical report on the Carmacks Copper project. Both of these documents have been filed on SEDAR and both are also available on the Company’s web site at www.westernsilvercorp.com. Western Copper has received conditional approval for the listing of its common shares on the TSX, subject to fulfilling all the listing requirements of the TSX.

Item 6: Reliance on section 85 (2) of the Act

This report is not being filed on a confidential basis in reliance on section 85 (2) of the Act.

Item 7: Omitted Information

No information has been omitted.

Item 8: Senior Officers

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Jeffrey Giesbrecht, Vice-president, Legal, Tel: (604) 684-9497.

Item 9: Statement of Senior Officer

The undersigned, Vice-president, Legal of the Company, hereby certifies that the foregoing accurately discloses the material change referred to herein.

Executed at Vancouver, B.C. as of the 1st day of May, 2006.

“Jeffrey Giesbrecht”